UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

(Amendment No. 11)1

Farmer Bros. Co.

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

307675108

(CUSIP Number)

CAROL LYNN FARMER WAITE

BRET A. MADOLE

CARRINGTON, COLEMAN, SLOMAN & BLUMENTHAL, LLP

901 Main Street, Suite 5500

Dallas, TX 75202

(214) 855-3034

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 307675108	13D	Page 2 of 17 Pages

1	NAME OF REPORTING PERSON Carol L. Waite Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,529
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 10,529
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,529
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 307675108	13D	Page 3 of 17 Pages

1	NAME OF REPORTING PERSON 1964 Carol Lynn Farmer Waite Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 307675108	13D	Page 4 of 17 Pages

1	NAME OF REPORTING PERSON 1969 Carol Lynn Farmer Waite Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 307675108	13D	Page 5 of 17 Pages

1	NAME OF REPORTING PERSON 1972 Carol Lynn Farmer Waite Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 307675108	13D	Page 6 of 17 Pages

1	NAME OF REPORTING PERSON 1984 Jonathan Michael Waite Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,030
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,030
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,030
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 307675108	13D	Page 7 of 17 Pages

1	NAME OF REPORTING PERSON 1987 Roy F Farmer Trust I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 307675108	13D	Page 8 of 17 Pages

1	NAME OF REPORTING PERSON Farmer Insurance Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 307675108	13D	Page 9 of 17 Pages

1	NAME OF REPORTING PERSON 2012 Grossman Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 307675108	13D	Page 10 of 17 Pages

1	NAME OF REPORTING PERSON Carol Lynn Farmer Waite
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,529
	8	SHARED VOTING POWER 6,030
	9	SOLE DISPOSITIVE POWER 10,529
	10	SHARED DISPOSITIVE POWER 6,030
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,559
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 307675108	13D	Page 11 of 17 Pages

The following constitutes Amendment No. 11 to the Schedule 13D filed on behalf of Carol Lynn Farmer Waite (this “Amendment No. 11”). This Amendment No. 11 (i) amends the Schedule 13D as specifically set forth herein, and (ii) corrects a clerical error in Amendment No. 10. Specifically, Amendment No. 10 omitted certain sales of the Issuer’s Shares occurring on November 7, 2018, January 22, 2019, January 23, 2019, and January 24, 2019 (the “Omitted Sales”). This is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Persons.

Item 1. Security and Issuer.

Item 1 is hereby amended and restated as follows:

This Amendment No. 11 relates to the Common Stock, $1.00 par value per share (the “Shares”), of Farmer Bros. Co., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1912 Farmer Brothers Drive, Northlake, Texas 76262.

Item 2. Identity and Background.

Part (a) of Item 2 is hereby amended as follows:

Pursuant to the transactions described in Amendment No. 10 to Reporting Persons’ Schedule 13D, the 1988 Roy F Farmer Trust is no longer a member of the Schedule 13D “group” for the purposes of Section 13(d)(3) of the Act.

(a)	This statement is filed by:

(i)	Carol Lynn Farmer Waite
(ii)	Carol L. Waite Trust
(iii)	1964 Carol Lynn Farmer Waite Trust
(iv)	1969 Carol Lynn Farmer Waite Trust
(v)	1972 Carol Lynn Farmer Waite Trust
(vi)	1984 Jonathan Michael Waite Trust
(vii)	1987 Roy F Farmer Trust I
(viii)	Farmer Insurance Trust
(ix)	2012 Grossman Irrevocable Trust

Each of the foregoing is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”. The foregoing Trusts are referred to collectively as the “Farmer Trusts”.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

The transactions giving rise to the filing of this Amendment No. 11 are (i) the Omitted Sales, and (ii) certain sales of the Issuer’s Shares made by Carol Lynn Farmer Waite, as either trustee or co-trustee of the Farmer Trusts, in open market transactions and at prevailing market prices (the “Exit Sales”). The Omitted Sales and the Exit Sales were made for general investment purposes.

As a result of the Exit Sales, the Reporting Persons’ beneficial ownership has decreased below five percent (5%). The Omitted Sales and the Exit Sales, such Exit Sales occurring subsequent to the filing of Amendment No. 10 to Reporting Persons’ Schedule 13D, are set forth in more detail on Schedule I, attached hereto.

Other than as described herein, no Reporting Person has any plans or proposals that would relate to, or could result in, any of the matters set forth in subparagraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons reserve the right to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

CUSIP No. 307675108	13D	Page 12 of 17 Pages

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

The aggregate percentage of the Issuer’s Shares reported owned by each person named herein is based upon 17,002,529 Shares outstanding as of February 8, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on February 11, 2019.

A.	Carol L. Waite Trust

(a)	As of the close of business on May 2, 2019, the Carol L. Waite Trust beneficially owned 10,529 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 10,529

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 10,529

4. Shared power to dispose or direct the disposition: 0

(c)	See Item 4, above, and Schedule I, attached hereto, for a description of the transactions in the Issuer’s Shares during the past sixty (60) days.

B.	1964 Carol Lynn Farmer Waite Trust

(a)	As of the close of business on May 2, 2019, the 1964 Carol Lynn Farmer Waite Trust beneficially owned 0 Shares.

Percentage: 0.0%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)	See Item 4, above, and Schedule I, attached hereto, for a description of the transactions in the Issuer’s Shares during the past sixty (60) days.

C.	1969 Carol Lynn Farmer Waite Trust

(a)	As of the close of business on May 2, 2019, the 1969 Carol Lynn Farmer Waite Trust beneficially owned 0 Shares.

Percentage: 0.0%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)	See Item 4, above, and Schedule I, attached hereto, for a description of the transactions in the Issuer’s Shares during the past sixty (60) days.

CUSIP No. 307675108	13D	Page 13 of 17 Pages

D.	1972 Carol Lynn Farmer Waite Trust

(a)	As of the close of business on May 2, 2019, the 1972 Carol Lynn Farmer Waite Trust beneficially owned 0 Shares.

Percentage: 0.0%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)	See Item 4, above, and Schedule I, attached hereto, for a description of the transactions in the Issuer’s Shares during the past sixty (60) days.

E.	1984 Jonathan Michael Waite Trust

(a)	As of the close of business on May 2, 2019, the 1984 Jonathan Michael Waite Trust beneficially owned 6,030 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 6,030

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 6,030

(c)	See Item 4, above, and Schedule I, attached hereto, for a description of the transactions in the Issuer’s Shares during the past sixty (60) days.

F.	1987 Roy F Farmer Trust I

(a)	As of the close of business on May 2, 2019, the 1987 Roy F Farmer Trust I beneficially owned 0 Shares.

Percentage: 0.0%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)	See Item 4, above, and Schedule I, attached hereto, for a description of the transactions in the Issuer’s Shares during the past sixty (60) days.

G.	Farmer Insurance Trust

(a)	As of the close of business on May 2, 2019, the Farmer Insurance Trust beneficially owned 0 Shares.

Percentage: 0.0%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

CUSIP No. 307675108	13D	Page 14 of 17 Pages

(c)	See Item 4, above, and Schedule I, attached hereto, for a description of the transactions in the Issuer’s Shares during the past sixty (60) days.

H.	2012 Grossman Irrevocable Trust

(a)	As of the close of business on May 2, 2019, the 2012 Grossman Irrevocable Trust beneficially owned 0 Shares.

Percentage: 0.0%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)	See Item 4, above, and Schedule I, attached hereto, for a description of the transactions in the Issuer’s Shares during the past sixty (60) days.

I.	Carol Lynn Farmer Waite

(a)	Carol Lynn Farmer Waite, as a co-trustee of each of the Farmer Insurance Trust and 1984 Jonathan Michael Waite Trust, and as sole trustee of the Carol L. Waite Trust, 1964 Carol Lynn Farmer Waite Trust, 1969 Carol Lynn Farmer Waite Trust, 1972 Carol Lynn Farmer Waite Trust, 1987 Roy F Farmer Trust I, and 2012 Grossman Irrevocable Trust, may be deemed to beneficially own the Issuer’s Shares held directly by such Reporting Persons. As of the close of business on May 2, 2019, Carol Lynn Farmer Waite may be deemed to beneficially own 16,559 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 10,529

2. Shared power to vote or direct vote: 6,030

3. Sole power to dispose or direct the disposition: 10,529

4. Shared power to dispose or direct the disposition: 6,030

(c)	See Item 4, above, and Schedule I, attached hereto, for a description of the transactions in the Issuer’s Shares during the past sixty (60) days.

Each of the Reporting Persons, as a member of a “group” for the purposes of Section 13(d)(3) of the Act, may be deemed the beneficial owner of the Issuer’s Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his, her, or its pecuniary interest therein.

(d)	No person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Issuer’s Shares.

(e)	The Reporting Persons ceased to have beneficial ownership of five percent (5.0%) of the Issuer’s Shares immediately following the open market sales of the Issuer’s Shares occurring on April 12, 2019.

CUSIP No. 307675108	13D	Page 15 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: May 2, 2019

/s/ Bret A. Madole
BRET A. MADOLE

as Attorney-in-Fact for Carol Lynn Farmer Waite, in her individual capacity and as trustee or co-trustee, as applicable, of the following Farmer Trusts:

Carol L. Waite Trust

1964 Carol Lynn Farmer Waite Trust

1969 Carol Lynn Farmer Waite Trust

1972 Carol Lynn Farmer Waite Trust

1984 Jonathan Michael Waite Trust

1987 Roy F Farmer Trust I

Farmer Insurance Trust

2012 Grossman Irrevocable Trust

CUSIP No. 307675108	13D	Page 16 of 17 Pages

SCHEDULE I

Reporting Person	Transaction Date	Number of Shares Sold	Price Per Share
1964 Carol Lynn Farmer Waite Trust	11/07/2018	5,000	$23.8100
Carol L. Waite Trust	01/22/2019	400	$24.5250
Farmer Insurance Trust	01/22/2019	302	$24.5333
Carol L. Waite Trust	01/23/2019	1,405	$24.5271
Farmer Insurance Trust	01/23/2019	950	$24.5358
Carol L. Waite Trust	01/24/2019	13,195	$24.5579
Farmer Insurance Trust	01/24/2019	13,748	$24.5587
Carol L. Waite Trust	01/25/2019	15,000	$24.6674
Farmer Insurance Trust	01/25/2019	15,000	$24.6658
Carol L. Waite Trust	01/30/2019	500	$24.7500
Farmer Insurance Trust	01/30/2019	498	$24.7500
1964 Carol Lynn Farmer Waite Trust	01/30/2019	7,700	$24.5100
1964 Carol Lynn Farmer Waite Trust	01/31/2019	2,103	$24.5700
1964 Carol Lynn Farmer Waite Trust	01/31/2019	2,000	$24.5000
Carol L. Waite Trust	01/31/2019	1,290	$24.6076
Farmer Insurance Trust	01/31/2019	925	$24.6010
Farmer Insurance Trust	02/01/2019	1,372	$24.6093
1964 Carol Lynn Farmer Waite Trust	02/01/2019	6,197	$24.5100
1964 Carol Lynn Farmer Waite Trust	02/01/2019	2,000	$24.5000
Carol L. Waite Trust	02/01/2019	2,204	$24.6104
Carol L. Waite Trust	02/04/2019	4,444	$24.6102
Farmer Insurance Trust	02/04/2019	3,029	$24.6103
Farmer Insurance Trust	02/05/2019	200	$24.6826
Carol L. Waite Trust	02/05/2019	100	$24.6900
Farmer Insurance Trust	02/08/2019	4,189	$24.6257
Carol L. Waite Trust	02/08/2019	4,160	$24.6295
Carol L. Waite Trust	02/11/2019	15,000	$24.9139
Carol L. Waite Trust	02/11/2019	2,302	$24.7317
Farmer Insurance Trust	02/11/2019	15,000	$24.9090
Farmer Insurance Trust	02/11/2019	4,787	$24.7219
Carol L. Waite Trust	02/15/2019	100	$24.5000
1964 Carol Lynn Farmer Waite Trust	02/15/2019	2,500	$24.5000
Farmer Insurance Trust	02/15/2019	200	$24.5000
Carol L. Waite Trust	02/20/2019	4,734	$24.0233
Farmer Insurance Trust	02/20/2019	4,457	$24.0221
Farmer Insurance Trust	02/21/2019	3,112	$24.0047
Carol L. Waite Trust	02/21/2019	3,003	$24.0027
Carol L. Waite Trust	02/22/2019	301	$24.0000
Farmer Insurance Trust	02/22/2019	852	$24.0102
Carol L. Waite Trust	02/25/2019	1,624	$24.0012
Farmer Insurance Trust	02/25/2019	1,508	$24.0003
Farmer Insurance Trust	02/27/2019	1,322	$24.0108
Farmer Insurance Trust	02/27/2019	71	$24.0000
Carol L. Waite Trust	02/27/2019	2,229	$24.0054
Carol L. Waite Trust	02/27/2019	338	$24.0022
Farmer Insurance Trust	02/28/2019	8,395	$24.0594
Carol L. Waite Trust	02/28/2019	7,753	$24.0613
1964 Carol Lynn Farmer Waite Trust	02/28/2019	1,444	$24.0000
1969 Carol Lynn Farmer Waite Trust	02/28/2019	25,000	$24.0800
Farmer Insurance Trust	03/01/2019	1,516	$24.0004
Carol L. Waite Trust	03/01/2019	1,866	$24.0000

CUSIP No. 307675108	13D	Page 17 of 17 Pages

1964 Carol Lynn Farmer Waite Trust	03/01/2019	11,722	$24.0000
1964 Carol Lynn Farmer Waite Trust	03/04/2019	6,834	$24.0000
Farmer Insurance Trust	03/04/2019	2,300	$24.0000
Carol L. Waite Trust	03/04/2019	2,015	$24.0000
Carol L. Waite Trust	03/11/2019	300	$24.0033
Farmer Insurance Trust	03/11/2019	100	$24.0100
Farmer Insurance Trust	03/12/2019	1	$24.0000
Carol L. Waite Trust	03/13/2019	400	$24.0150
Farmer Insurance Trust	03/13/2019	800	$24.0188
1964 Carol Lynn Farmer Waite Trust	03/15/2019	6,418	$23.8000
1972 Carol Lynn Farmer Waite Trust	03/15/2019	24,000	$23.7500
2012 Grossman Irrevocable Trust	03/15/2019	20,000	$23.7500
Carol L. Waite Trust	03/18/2019	1,981	$23.7500
Farmer Insurance Trust	03/18/2019	1,900	$23.7504
1969 Carol Lynn Farmer Waite Trust	03/18/2019	16,607	$23.6600
Farmer Insurance Trust	03/20/2019	24,704	$22.6214
Carol L. Waite Trust	03/20/2019	25,000	$22.6163
Carol L. Waite Trust	03/22/2019	1,600	$20.5206
Farmer Insurance Trust	03/22/2019	2,238	$20.5242
2012 Grossman Irrevocable Trust	03/22/2019	100	$21.0000
2012 Grossman Irrevocable Trust	03/25/2019	1,900	$20.5300
Carol L. Waite Trust	03/25/2019	5,704	$20.5784
Farmer Insurance Trust	03/25/2019	5,732	$20.5823
1964 Carol Lynn Farmer Waite Trust	03/25/2019	3,019	$20.5200
1964 Carol Lynn Farmer Waite Trust	03/26/2019	1,348	$20.5100
Farmer Insurance Trust	03/26/2019	400	$20.5050
Carol L. Waite Trust	03/26/2019	400	$20.5050
1987 Roy F Farmer Trust I	03/26/2019	10,000	$20.5300
2012 Grossman Irrevocable Trust	03/26/2019	2,300	$20.5000
Farmer Insurance Trust	03/27/2019	2,500	$20.1614
Carol L. Waite Trust	03/27/2019	2,500	$20.1620
Carol L. Waite Trust	03/28/2019	100	$20.1100
1964 Carol Lynn Farmer Waite Trust	03/28/2019	555	$20.1700
1987 Roy F Farmer Trust I	03/28/2019	900	$20.1700
1964 Carol Lynn Farmer Waite Trust	03/29/2019	200	$20.1000
1987 Roy F Farmer Trust I	03/29/2019	100	$20.1000
1964 Carol Lynn Farmer Waite Trust	04/03/2019	2,456	$20.0200
1964 Carol Lynn Farmer Waite Trust	04/03/2019	10,000	$20.0200
2012 Grossman Irrevocable Trust	04/03/2019	2,700	$20.0100
1964 Carol Lynn Farmer Waite Trust	04/05/2019	1,300	$20.0200
2012 Grossman Irrevocable Trust	04/05/2019	1,518	$20.0400
Carol L. Waite Trust	04/08/2019	2,500	$21.0121
Carol L. Waite Trust	04/08/2019	1,396	$20.7260
Farmer Insurance Trust	04/08/2019	2,500	$21.0240
Farmer Insurance Trust	04/08/2019	1,368	$20.7128
1964 Carol Lynn Farmer Waite Trust	04/08/2019	5,000	$20.8800
1964 Carol Lynn Farmer Waite Trust	04/08/2019	10,000	$21.0500
2012 Grossman Irrevocable Trust	04/08/2019	5,000	$20.8800
2012 Grossman Irrevocable Trust	04/08/2019	10,000	$21.0500
Carol L. Waite Trust	04/12/2019	288,685	$19.6200
1964 Carol Lynn Farmer Waite Trust	04/12/2019	158,850	$19.6200
1969 Carol Lynn Farmer Waite Trust	04/12/2019	36,353	$19.6200
1987 Roy F Farmer Trust I	04/12/2019	54,930	$19.6200
2012 Grossman Irrevocable Trust	04/12/2019	344,468	$19.6200
Farmer Insurance Trust	04/15/2019	116,714	$19.6200